UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GAIAM, Inc.

(Name of Issuer)

Class A Common Stock, par value $.0001 per share

(Title of Class of Securities)

36268Q103

(CUSIP Number)

Mill Road Capital II, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36268Q103	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 765,605
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 765,605
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 765,605
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36268Q103	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 765,605
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 765,605
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 765,605
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 36268Q103	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 765,605
	8.	Shared Voting Power
	9.	Sole Dispositive Power 765,605
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 765,605
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 36268Q103	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 765,605
	8.	Shared Voting Power
	9.	Sole Dispositive Power 765,605
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 765,605
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 36268Q103	Page 6 of 8 Pages

Introduction.

This Amendment No. 3 to the joint statement on Schedule 13D with respect to the Class A Common Stock, $0.0001 par value per share (the “Common Stock”), of GAIAM, Inc., a Colorado corporation (the “Issuer”), filed by Mill Road Capital, L.P., a Delaware limited partnership (“Fund I”), Mill Road Capital GP LLC, a Delaware limited liability company (“GP I”), Thomas E. Lynch and Scott P. Scharfman (collectively, with Fund I and GP I, the “First Reporting Persons”) on April 8, 2009, as amended by Amendment No. 1 on Schedule 13D filed by the First Reporting Persons on November 8, 2010, and as amended and restated by Amendment No. 2 on Schedule 13D filed by the First Reporting Persons, Mill Road Capital II, L.P., a Delaware limited partnership (“Fund II”), and Mill Road Capital II GP LLC, a Delaware limited liability company (“GP II”), on March 19, 2013 (such filing, as so amended and restated and as amended herein, the “Schedule 13D”), further amends the Schedule 13D as further set forth below.

1.	Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons have acquired beneficial ownership of an aggregate of 765,605 shares of Common Stock for $3,207,884.95 using working capital from Fund II.”

2.	Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 5. Interest in Securities of the Issuer

The percentages of beneficial ownership reported for the Reporting Persons in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 17,346,287 shares of Common Stock issued and outstanding as of August 6, 2013, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended June 30, 2013. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of August 13, 2013, unless otherwise indicated.

(a, b) The cover page to this Schedule 13D for each of the Reporting Persons is incorporated by reference in its entirety into these paragraphs (a, b) of this Item 5. Fund II directly holds, and thus has sole voting and dispositive power over, 765,605 shares of Common Stock. GP II, as sole general partner of Fund II, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock, and each of Messrs. Lynch and Scharfman has the shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of Fund II and GP II. Accordingly, each of the Reporting Persons beneficially owns an aggregate of 765,605 shares of Common Stock, or approximately 4.4% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 765,605 shares of Common Stock, or approximately 4.4% of the outstanding shares of Common Stock. Neither Mr. Goldman nor Mr. Jacobs has beneficial ownership of any shares of Common Stock.

CUSIP No. 36268Q103	Page 7 of 8 Pages

(c) None of the Reporting Persons, other than Fund II as set forth in the table below, effected any transaction in shares of the Common Stock from June 15, 2013 (the date 60 days prior to the filing of Amendment No. 3 to the Schedule 13D) to August 13, 2013:

Date of Transaction	Shares Purchased/ (Sold)	Avg. Price per Share ($)
6/17/2013	(447)	$4.4955
6/18/2013	(3,526)	$4.4974
6/19/2013	(1,300)	$4.5031
6/20/2013	(118)	$4.5000
6/21/2013	(400)	$4.4800
6/24/2013	(300)	$4.4500
6/25/2013	(53,700)	$4.4500
6/26/2013	(29,000)	$4.4500
7/9/2013	(4,016)	$4.7203
7/12/2013	(13,984)	$4.7000
8/12/2013	(8,500)	$5.3865
8/13/2013	(51,294)	$5.4016

Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Sales have been aggregated daily, and sale prices do not reflect brokerage commissions paid.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) On June 26, 2013, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.”

3.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 36268Q103	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 14, 2013

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC, its General Partner

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Justin C. Jacobs
Justin C. Jacobs
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact

SCOTT P. SCHARFMAN

By:	/s/ Justin C. Jacobs
Justin C. Jacobs, attorney-in-fact